

February 23, 2018

Brian Stief
Executive Vice President and Chief Financial Officer
Johnson Controls International plc
One Albert Quay
Cork, Ireland

> **Re: Johnson Controls International plc**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed November 21, 2017**
> **File No. 001-13836**

Dear Mr. Stief:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2017

18. Income Taxes, page 114

1. We note your disclosure stating "the U.S. federal statutory tax rate is being used as a comparison since the Company was a U.S. domiciled company in fiscal 2015 and 11 months of 2016 and due to the Company's current legal entity structure." Given that you were re-domiciled in Ireland in September 2016, please present your reconciliation of the statutory tax rate to the effective tax rate using the statutory tax rate of your country of domicile. Refer to Rule 4-08(h)(2) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Brian Stief
Johnson Controls International plc
February 23, 2018
Page 2

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

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